                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 31, 2000

                                       Or

[ ]      Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CUTLER-HAMMER DE PUERTO RICO COMPANY RETIREMENT SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation
                  1111 Superior Avenue
                  Cleveland, Ohio  44114-2584

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                      (Name of Plan)
                                        CUTLER-HAMMER DE PUERTO RICO COMPANY
                                        RETIREMENT SAVINGS PLAN

         Date: June 27, 2001    By:     Eaton Corporation Pension Administration
                                        Committee


                                        By:       /s/ S. J. Cook
                                            -----------------------
                                                   (Signature)
                                             S. J. Cook
                                             Vice President-Human Resources
                                             Eaton Corporation


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          Cutler-Hammer de Puerto Rico Company Retirement Savings Plan

                 Financial Statements and Supplemental Schedule


                         December 31, 2000 and 1999 and
                          Year Ended December 31, 2000




                                    CONTENTS

Report of Independent Auditors............................................1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...........................2
Statement of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements.............................................4


SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i)--Schedule of Assets Held for Investment
   Purposes at End of Year................................................9




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                         Report of Independent Auditors


Corporate Compensation and Organization
   Committee of Eaton Corporation
Cutler-Hammer de Puerto Rico Company
   Retirement Savings Plan


We have audited the accompanying statements of net assets available for benefits of the Cutler-Hammer de Puerto Rico Company Retirement Savings Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Cleveland, Ohio
June 14, 2001

                                       /s/ Ernst & Young LLP

                                                                               1
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                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                    DECEMBER 31
                                             2000                1999
                                       ---------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares      $      1,162,448   $      1,058,509
   Mutual funds                                7,080,450          6,664,437
   Common/collective trust funds               7,422,998          6,766,898
   Money market funds                              3,125              2,929
                                       ---------------------------------------
Total investments                             15,669,021         14,492,773

Receivables:
   Contributions--Employer                        86,523             81,192
   Contributions--Employees                      235,272            214,278
   Interest                                          173                 92
   Stock dividend                                187,928                  -
                                       ---------------------------------------
Total receivables                                509,896            295,562
                                       ---------------------------------------
Net assets available for benefits       $     16,178,917   $     14,788,335
                                       =======================================


See notes to financial statements.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

            Statement of Changes in Net Assets Available For Benefits

                          Year Ended December 31, 2000


ADDITIONS
Investment income:
   Interest                                                 $         37,242
   Dividends                                                         257,266
                                                          ---------------------
                                                                     294,508

Contributions:
   Employees                                                       2,122,661
   Employer                                                          780,353
                                                          ---------------------
                                                                   2,903,014
DEDUCTIONS
Distributions to participants                                      1,368,928
                                                          ---------------------
                                                                   1,828,594

Net depreciation in fair value of investments                        438,012
                                                          ---------------------

Net increase                                                       1,390,582
Net assets available for benefits at beginning of year            14,788,335
                                                          ---------------------
Net assets available for benefits at end of year            $     16,178,917
                                                          =====================


See notes to financial statements.


                                                                               3
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                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                          Notes to Financial Statements

                         December 31, 2000 and 1999 and
                          Year Ended December 31, 2000


A.   SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Cutler-Hammer de Puerto Rico Company Retirement Savings Plan (the "Plan") are prepared under the accrual method of accounting.

Investments are stated at fair value as measured by quoted prices in active markets except for the money market funds, which are stated at fair value as determined by the trustee.

At December 31, 2000 the Eaton Corporation common shares are valued at the ex-dividend price to reflect the spin-off and stock dividend related to Axcelis Technologies, Inc. (see Note F).

The cost of shares sold for mutual funds and common shares is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

B.   DESCRIPTION OF PLAN

Effective February 1, 1994, Cutler-Hammer de Puerto Rico Company (the "Company" or the "Plan Sponsor"), a wholly-owned subsidiary of Eaton Corporation, established the Plan. The Plan provides that all employees of the Company are eligible immediately upon employment.

Eligible employees may elect to make before-tax contributions to the Plan up to a maximum of 8% of their compensation. The Company has agreed to voluntarily contribute 50% of the employee contributions not exceeding 2% of the total compensation of the employee.

Contributions are allocated by the employee to any of the three investment funds offered by the Plan.

All administrative and transaction costs, management fees and expenses of the Plan shall be paid by the Company.

                                                                               4
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                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


B.   DESCRIPTION OF PLAN (CONTINUED)

Each participant's account is credited with the participant's contributions and allocations of Company contributions, Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account.

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of credited service or upon the death of the participant. Forfeitures of non-vested amounts shall be used to reduce future Company contributions.

The Company may amend, modify, suspend or terminate the Plan, provided that no assets held by the Plan or income thereon received by the Trustee for the purposes of the Plan shall be used for, or diverted to, purposes other than for the exclusive benefit of participating employees or their beneficiaries.

Information about the Plan is contained in the Plan Document, which is available from the Human Resources Department upon request.

C.   INVESTMENTS

Key Trust Company of Ohio, N.A., trustee of the plan, holds the Plan's investment assets and executes investment transactions.

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                           DECEMBER 31
                                                     2000              1999
                                              ----------------------------------
       EB Managed Guaranteed Investment
          Contract Fund                       $    7,422,998    $    6,766,898
       Victory Stock Index Fund                    7,080,450         6,664,437
       Eaton Corporation Common Shares             1,162,448         1,058,509


                                                                               5
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                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


C.   INVESTMENTS (CONTINUED)

During 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in fair value as follows:

       Eaton Corporation Common Shares                $        49,404
       Mutual Funds                                          (939,378)
       Common/collective Trust Funds                          451,962
                                                    -------------------
                                                      $      (438,012)
                                                    ===================

D.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                    DECEMBER 31
                                                                              2000               1999
                                                                    ---------------------------------------
       Net assets available for benefits per the financial
          statements                                                  $    16,178,917    $    14,788,335
       Amounts allocated to withdrawing participants                         (209,765)          (266,390)
                                                                    ---------------------------------------
       Net assets available for benefits per Form 5500                $    15,969,152    $    14,521,945
                                                                    =======================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                                 2000
                                                          ------------------
       Benefits paid to participants per the financial
         statements                                        $     1,368,928
       Add:  Amounts allocated to withdrawing
         participants at December 31, 2000                         209,765
       Deduct: Amounts allocated to withdrawing
         participants at December 31, 1999                        (266,390)
                                                          ------------------
       Benefits paid to participants per Form 5500         $     1,312,303
                                                          ==================


                                                                               6
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                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


D.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not yet paid.

E.   INCOME TAX STATUS

The Plan has received a determination letter from the Puerto Rico Treasury Department stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws and that the related trust is exempt from income taxes.

F.   TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investment in the special funds of the trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

On June 30, 2000, Eaton Corporation's (Eaton) semiconductor equipment operations were reorganized into a wholly owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering for the sale of 20% of its common stock shares. On December 29, 2000, Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off) which was tax free to Eaton and its shareholders for United States income tax purposes. Eaton shareholders (including the Plan) received 1.179023 shares of Axcelis common stock per each whole Eaton common share held as of December 6, 2000 and cash payments for fractional shares. The Axcelis common shares were received by the Plan on January 5, 2001. As a result of the Axcelis spin-off, the Plan had a stock dividend receivable of $187,928 in Axcelis common stock at December 31, 2000.


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                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


F.   TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

The Plan will establish an Axcelis Common Stock Fund to hold the shares of Axcelis common stock received as a dividend, and which shall be maintained as a fund under the Plan for a period expiring on or before December 31, 2002. Upon termination of the Axcelis Common Stock Fund, all Axcelis common stock held by the Plan shall be sold and invested in a money market fund or stable value fund. Distributions from the Axcelis Common Stock Fund shall be made in cash and cash and stock dividends on the Axcelis common stock shall be invested in a stable value fund and Axcelis Common Stock Fund, respectively. Axcelis common stock received by the Plan shall be credited under the Plan to the account related to the Eaton common shares with respect to which the Axcelis common stock was received as a dividend. Participants are not allowed to direct contributions or transfers to the Axcelis Common Stock Fund, but are permitted to direct the transfer of amounts in the Axcelis Common Stock Fund to other funds available under the Plan.


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                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                         EIN 34-1756466 Plan Number: 002

               Schedule H, Line 4(i)--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 2000


                                          DESCRIPTION OF          CURRENT
           IDENTITY OF ISSUE                 INVESTMENT             VALUE
--------------------------------------------------------------------------------

*   KeyBank:
      EB Managed Guaranteed Investment
        Contract Fund                      501,283 shares      $     7,422,998
      Victory Stock Index Fund             331,172 shares            7,080,450
      EB Money Market Fund                   3,125 shares                3,125
*   Eaton Corporation Common Shares         17,960 shares            1,162,448
                                                             -------------------
                                                               $    15,669,021
                                                             ===================


 * Indicates a party-in-interest to the Plan.


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